NQL Energy Services™
Taking Technology Downhole

1507 – 4th Street,
Nisku, Alberta T9E 7M9
Tel: 780.955.8828
Fax: 780.955.3309

05013024

RECEIVED
DEC 01 2005
SEC MAIL PROCESSING
WASH, D.C. 203 SECTION

SUPPL

Our File: 300.171

November 16, 2005

United States Securities and
Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs/Mesdames;

Re: NQL Energy Services Inc. (the "Issuer")
Submission Pursuant to Rule 12g3-2(b) under the United States Security Act of 1934
Your File No. 82-2052

Further to the above-captioned matter, please find enclosed the following relevant documents since the date of the Issuer's submission of October 7, 2005:

INFORMATION REFERRED TO IN SECTION (b)(1)(a)(i)		WHEN IT IS REQUIRED TO BE MADE PUBLIC	BY WHOM IT IS REQUIRED TO BE MADE PUBLIC, FILED WITH ANY SUCH EXCHANGE, OR DISTRIBUTED TO SECURITY HOLDERS
1.	Information which the Issuer has made or is required to make public since October 7, 2005 pursuant to the laws of Canada:		
	a. News releases	immediately	Issuer
	i. October 31, 2005 Re: Normal Course Issuer Bid	Upon receipt of formal approval of Normal Course Issuer Bid by TSX	
	ii. November 8, 2005 Re: Q3 Results Conference Call		
	iii. November 14, 2005 Third Quarter 2005 Results	within 45 days from end of quarter	Issuer
	b. Management's Discussion and Analysis for the third quarter ended September 30, 2005 i. November 14, 2005	within 45 days from end of quarter	Issuer
	c. Third Quarter Report (includes Management's Discussion and Analysis) for the third quarter ended September 30, 2005 i. November 14, 2005	within 45 days from end of quarter	Issuer
	d. Form 52-109FT2 – Certification of Interim Filings - CFO i. November 14, 2005	upon filing of financials	Issuer
	e. Form 52-109FT2 – Certification of Interim Filings - CEO i. November 14, 2005	upon filing of financials	Issuer

PROCESSED
DEC 05 2005
THOMSON
FINANCIAL

dlw 12/5

	f.	Confirmation of mailing i. November 15, 2005	upon mailing of financials	Issuer
2.	Information which the Issuer has filed or is required to file with The Toronto Stock Exchange:			
	a.	the same information as referred to in items: 1. a. to f. inclusive		
	b.	Report Pursuant to Section 189.1.3 of Securities Regulation (Quebec)	within 10 days of submitting final Notice of Intention to Issue Normal Course Issuer Bid	
3.	Materials which the Issuer has distributed to security holders as set out in a supplemental mailing list (maintained by the transfer agent for the Issuer):			
	a.	Third Quarter Report (includes Management's Discussion and Analysis) for the third quarter ended September 30, 2005 i. November 14, 2005	upon filing of financials	
4.	Materials which the Issuer has distributed to security holders as set out in a supplemental mailing list (maintained by the transfer agent for the Issuer) which materials are in addition to those listed in item 3.a. above: N/A			

Please note that we have not included a separate copy of the Management's Discussion and Analysis as it is included in the Third Quarter Report.

We trust you will find the foregoing satisfactory. Should you have any questions or comments, please do not hesitate to contact the undersigned by telephone (780-955-6474) or e-mail (sue.foote@nql.com).

Regards,

Susan J. Foote
Corporate Secretary

Enclosures

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
NQL Energy Services Inc. Announces Normal Course Issuer Bid

NISKU, AB, Oct. 31 /CNW/ - NQL Energy Services Inc. (the "Company") announces that it has received regulatory approval from the Toronto Stock Exchange (TSX) to make a Normal Course Issuer Bid (the "Bid") for the repurchase of its Class "A" common shares (the "Shares"). The Bid will commence on November 2, 2005 and will terminate on the earlier of: (i) the close of business on November 1, 2006; or (ii) the date on which the Company either completes its purchases pursuant to the Bid or decides not to purchase any more Shares.

The Company intends to purchase for cancellation, during the course of the Bid, up to but not more than 2,159,433 Shares of the Company, representing approximately 5% of its 43,188,662 Shares outstanding as of October 24, 2005. Any Shares purchased by the Company under the Bid will be cancelled.

Purchases will be made through the facilities of the Toronto Stock Exchange at prevailing market prices.

NQL Energy Services Inc. and its Directors believe that the Company's Shares have been trading at prices that do not reflect the underlying value of the Company. Under its 2004/2005 Bid, NQL Energy Services Inc. repurchased an aggregate of 722,100 Shares at an average price of $1.19 per share.

NQL Energy Services Inc. is an industry leader in providing downhole tools, technology and services used primarily in drilling applications in the oil and gas, environmental and utility industries on a worldwide basis. NQL trades on the Toronto Stock Exchange under the symbol NQL.

%SEDAR: 00003534E

/For further information: please contact: Kevin L. Nugent, President and Chief Executive Officer, (403) 266-3700 or kevin.nugent(at)nql.com;

(NQL.)

CO: NQL Energy Services Inc.

CNW 09:07e 31-OCT-05

NQL Energy Services Inc. 3rd Quarter Results Conference Call

NISKU, AB, November 8, 2005 /CNW/ - NQL Energy Services Inc. (TSX – NQL)

Kevin Nugent, President and CEO of NQL Energy Services Inc., will host a conference call on Monday, November 14, 2005 at 4:00 p.m. (Eastern Time), 2:00 p.m. (Mountain Time) to discuss third quarter financial results that are expected to be released prior to the market opening that day. To participate in the conference call, please dial 416-640-4127 in Toronto and internationally. If you are connecting from other parts of Canada or the U.S., please dial 800-796-7558. Please call 10 minutes prior to the start of the conference.

A replay of the conference call will be available at 416-640-1917 or 877-289-8525, passcode 21159935# from 6:00 p.m. (Eastern Time) November 14th to 11:59 p.m. (Eastern Time) December 14th, 2005.

NQL Energy Services Inc. is an industry leader in providing downhole tools, technology and services used primarily in drilling applications in the oil and gas, environmental and utility industries on a worldwide basis. NQL trades on the Toronto Stock Exchange under the symbol NQL.

For further information please contact: Kevin L. Nugent, President and Chief Executive Officer, (403) 266-3700 or kevin.nugent@nql.com.

Attention Business/Financial Editors:

NQL announces third quarter 2005 results

NISKU, AB, Nov. 14 /CNW/ - NQL Energy Services Inc. (TSX - NQL) announced today its financial results for the three and nine month periods ended September 30, 2005.

Financial results during the third quarter of 2005 continued to reflect the strong industry conditions in which NQL is operating, particularly in the U.S. and Canada, where the Company experienced significant year-over-year growth in its core downhole motor business and its EM-MWD product line. Revenue increased 67 percent during the third quarter to $24.8 million from $14.9 million in the same period in 2004 and led to third quarter EBITDA and income from continuing operations of $8.9 million and $3.7 million ($0.09/share), respectively. These results compare very favourably to negative EBITDA of $1.3 million and a loss from continuing operations of $2.6 million ($0.06/share) recorded in the third quarter of 2004. A significant increase in revenue and margins and reductions in interest expense resulted in the large year-over-year increase in EBITDA and income from continuing operations.

The third quarter of 2005 marked a turning point for NQL as the Company shifted its focus to growth initiatives including expansion of its EM-MWD fleet and the acquisition of the operating assets and business of Calgary, Alberta-based Stabeco Industries Inc. ("Stabeco"). The Stabeco product line purchase was completed on September 1, 2005 and as such the earnings impact on the Company during the third quarter was minimal. Management expects Stabeco to be accretive to NQL in the fourth quarter of 2005 and substantially accretive in 2006 as the full potential of this acquisition is realized.

The Company exited the third quarter operating at virtually full capacity in most geographic locations and in response to this situation has increased manufacturing and servicing output to meet increasing demand. NQL is now running two shifts in its Nisku manufacturing facility and 24 hour operations in most of its North American service facilities.

For the three months ended September 30, 2005, NQL recorded revenue of $24.8 million representing an increase of 67 percent over the $14.9 million recorded in 2004. This increase in revenue resulted from increased activity levels in both the US (primarily in the US Gulf Coast, West Texas and Rocky Mountain regions) and Canadian markets. The improvement in year-over-year revenue in Canada resulted primarily from tool sales, third party manufacturing revenue and the revenue resulting from the Stabeco acquisition, which was effective September 1, 2005. In the US, the improvement was primarily driven by increased motor rentals and EM-MWD revenue. Internationally, the Company experienced year-over-year increases in revenue in the Middle East, Venezuela and the Far East, partially offset by reduced revenue in Europe and Argentina.

Geographically, revenue was broken down as $6.2 million (2004 - $2.8 million) in Canada, $13.5 million (2004 - $7.3 million) in the United States and $5.1 million (2004 - $4.8 million) from various international locations.

Gross margins for the third quarter of 2005 were 52 percent compared to 42 percent in the comparable period of 2004 with the increase resulting from a number of factors including: a) improved results in the Company's EM-MWD product line; b) cost rationalization efforts and general management improvements incorporated since the change in management in August 2004; c) price increases implemented in certain limited product lines during the third quarter of 2005; and d) the impact of spreading the Company's fixed costs over a larger revenue base.

As a result of the improvements in revenue and margins, EBITDA grew to $8.9 million for the third quarter of 2005 compared to a corresponding negative EBITDA of $1.3 million during the three months ended September 30, 2004.

Outlook

Market prices for crude oil and natural gas, which drive drilling activity and demand for the products offered by NQL, continue to be very strong. Although commodity markets are inherently volatile, most experts believe that pricing will remain well above historical levels for the next 12-24 months and in any event at levels that continue to encourage very high levels of drilling activity on a global basis. NQL has responded to this situation by increasing capacity and throughput to capture the benefits of increased demand.

In addition to internal growth opportunities, NQL also intends to pursue external growth through acquisition. At this time the Company's balance sheet is very conservatively financed which will allow NQL the financial flexibility to pursue these growth initiatives.

Given the strength of recent operations and anticipated activity in the fourth quarter, the Company has revised its guidance upward for 2005 and estimates full year revenue of $95 million, EBITDA of $32 million to $34 million and net earnings per share of $0.32 per share to $0.34 per share.

NQL Energy Services Inc. is an industry leader in providing downhole tools, technology and services used primarily in drilling applications in the oil and gas, environmental and utility industries on a worldwide basis. NQL trades on the Toronto Stock Exchange under the symbol NQL.

Non-GAAP Measures

In this press release, we have included additional measures of earnings, such as "EBITDA" (earnings before interest, taxes, depreciation and amortization - which the Company defines as gross margin less general and administrative expenses), as we believe that this information will assist investors' understanding of the level of our core earnings and to assess our performance in 2005 compared to the prior year. We believe that conventional financial measures of performance prepared in accordance with Canadian generally accepted accounting principles ("GAAP") do not fully illustrate our core earnings. These non-GAAP performance measures, such as EBITDA, do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Disclosure Regarding Forward - Looking Statements

Statements in this press release relating to matters that are not historical facts are forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties which may cause the actual results, performances or achievements of NQL to be materially different from any future results implied by such forward-looking statements. Such factors include fluctuations in the market for oil and gas related products and services, demand for products and services in the drilling industry generally, political and economic conditions in countries in which NQL does business, the ability of NQL to attract and retain key personnel, technological change, the demand for services and products provided by NQL and other factors which are described in further detail in NQL's continuous disclosure filings, filed on sedar.com. NQL disclaims any intention or obligation to update or revise any forward-looking information as a result of new information or future events.

NQL Energy Services Inc.
Consolidated Balance Sheets
(Unaudited)

(Thousands of Canadian dollars)

	September 30, 2005	December 31, 2004
ASSETS		
CURRENT		
Cash	$ 3,136	$ 2,321
Accounts receivable	22,652	21,496
Income taxes recoverable	2,438	430
Inventory	20,829	19,715
Prepaid expenses	1,130	437
Future income taxes	3,771	3,050
	53,956	47,449
Other assets	89	140
Future income taxes	2,726	6,717
Capital assets	76,268	64,797
Intangible assets	6,247	1,189
Goodwill	3,446	2,744
	$ 142,732	$ 123,036
LIABILITIES		
CURRENT		
Bank indebtedness	$ -	$ 894
Accounts payable and accrued liabilities	11,433	9,793
Income taxes payable	686	384
Current portion of long-term debt	1,865	4,927
	13,984	15,998
Long-term debt	7,317	570
Future income taxes	2,498	763
	23,799	17,331
SHAREHOLDERS' EQUITY		
Capital stock	184,161	178,284
Contributed surplus	6,449	5,862
Deficit	(53,503)	(63,119)
Cumulative translation adjustment	(18,174)	(15,322)
	118,933	105,705
	$ 142,732	$ 123,036

NQL Energy Services Inc.
Consolidated Statements of Operations
(Unaudited)

(Thousands of Canadian dollars, except share and per share data)	For the three months ended September 30, 2005	For the three months ended September 30, 2004 (restated)	For the nine months ended September 30, 2005	For the nine months ended September 30, 2004 (restated)
Revenue	$ 24,820	$ 14,853	$ 67,390	$ 47,123
Direct expenses	11,824	8,604	32,484	27,817
Gross margin	12,996	6,249	34,906	19,306
Expenses				
General and administrative	4,098	7,504	12,345	17,579
Amortization	2,882	1,960	7,709	5,965
	6,980	9,464	20,054	23,544
Income (loss) from continuing operations before under noted	6,016	(3,215)	14,852	(4,238)
Interest expense	(47)	(841)	(298)	(2,357)
Stock-based compensation (expense) recovery	(266)	422	(576)	(814)
Other income (expense)	144	(354)	138	(3,404)
Foreign exchange gain (loss)	112	(92)	23	(667)
Income (loss) from continuing operations before income taxes	5,959	(4,080)	14,139	(11,480)
Income tax (expense) recovery				
Current	664	155	458	259
Future	(2,916)	1,279	(4,981)	4,263
	(2,252)	1,434	(4,523)	4,522
Income (loss) from continuing operations	3,707	(2,646)	9,616	(6,958)
Loss from discontinued operations, net of income taxes	-	(12,485)	-	(31,068)
Net income (loss)	$ 3,707	$ (15,131)	$ 9,616	$ (38,026)

Income (loss) per common share				
Income (loss) per common share from continuing operations				
Basic and diluted	$ 0.09	$ (0.06)	$ 0.23	$ (0.16)
Loss per common share from discontinued operations				
Basic and diluted	$ 0.00	$ (0.30)	$ 0.00	$ (0.73)
Income (loss) per common share - net				
Basic and diluted	$ 0.09	$ (0.36)	$ 0.23	$ (0.89)
Weighted-average number of common shares outstanding - basic	42,386,747	42,615,844	42,095,595	42,614,251
Weighted-average number of common shares outstanding - diluted	43,062,223	42,615,844	42,429,830	42,614,251

NQL Energy Services Inc.
Consolidated Statements of Deficit
(Unaudited)

(Thousands of Canadian dollars)	For the three months ended September 30, 2005	2004 (restated)	For the nine months ended September 30, 2005	2004 (restated)
Deficit, beginning of period	$ (57,210)	$ (48,779)	$ (63,119)	$ (25,884)
Net income (loss) for the period	3,707	(15,131)	9,616	(38,026)
Deficit, end of period	$ (53,503)	$ (63,910)	$ (53,503)	$ (63,910)

NQL Energy Services Inc.
Consolidated Statements of Cash Flow
(Unaudited)

(Thousands of Canadian dollars)	For the three months ended September 30, 2005	2004 (restated)	For the nine months ended September 30, 2005	2004 (restated)
Net inflow (outflow) of cash related to the following activities				
OPERATING ACTIVITIES				
Income (loss) from continuing operations	$ 3,707	$ (2,646)	$ 9,616	$ (6,958)
Items not affecting cash				
Amortization	2,882	1,960	7,709	5,965
Amortization of deferred financing costs	-	368	65	434
Stock-based compensation expense (recovery)	266	(422)	576	814
Future income taxes	2,916	(1,279)	4,981	(4,263)
(Gain) loss on sale of capital assets	(392)	628	(520)	1,095
Other expenses	-	354	-	3,404
	9,379	(1,037)	22,427	491
Net change in operating working capital items	(577)	(2,897)	(4,693)	(4,769)
Cash provided by (used in) continuing operations	8,802	(3,934)	17,734	(4,278)
Cash used in discontinued operations	-	(3,594)	-	(3,210)
Cash provided by (used in) operating activities	8,802	(7,528)	17,734	(7,488)
FINANCING ACTIVITIES				
Bank indebtedness - net	-	(15,437)	(894)	(6,867)
Issuance of capital stock	6	-	223	45
Proceeds from long-term debt	8,644	27	8,730	34,917
Repayment of long-term debt	(225)	(24,990)	(5,101)	(62,327)
Cash provided by discontinued operations	-	2,921	-	43

Cash provided by (used in) financing activities	8,425	(37,479)	2,958	(34,189)
INVESTING ACTIVITIES				
Other assets	(13)	(381)	51	(121)
Proceeds from the sale of capital assets	1,671	3,265	4,642	5,191
Business acquisition	(17,732)	-	(17,732)	-
Intangible assets	-	(22)	(26)	(503)
Purchase of capital assets	(3,656)	(5,167)	(6,812)	(8,867)
Cash provided by discontinued operations	-	45,933	-	45,562
Cash (used in) provided by investing activities	(19,730)	43,628	(19,877)	41,262
Net (decrease) increase in cash and cash equivalents	(2,503)	(1,379)	815	(415)
Cash and cash equivalents, beginning of period	5,639	2,995	2,321	2,031
Cash and cash equivalents, end of period	$ 3,136	$ 1,616	$ 3,136	$ 1,616
Supplementary disclosure of cash flow information				
Interest (received) paid	$ (24)	$ 243	$ 251	$ 1,949
Income taxes paid (received)	$ 205	$ (387)	$ 851	$ (1,009)

>>
%SEDAR: 00003534E

For further information: please contact: Kevin L. Nugent, President and CEO, (403) 266-3700, kevin.nugent@nql.com;
To request a free copy of this organization's annual report, please go to http://www.newswire.ca and click on Tools for Investors

FORM 52 – 109FT2

CERTIFICATION OF INTERIM FILINGS

DURING TRANSITION PERIOD

I, Darren Stevenson, Corporate Controller, acting in the capacity of Chief Financial Officer of NQL Energy Services Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of NQL Energy Services Inc. (the "issuer") for the interim period ended September 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present, in all material respects, the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

November 14, 2005

<u>/s/ Darren Stevenson</u>
Darren Stevenson
Corporate Controller, acting in the capacity of Chief Financial Officer

FORM 52 – 109FT2

CERTIFICATION OF INTERIM FILINGS

DURING TRANSITION PERIOD

I, Kevin Nugent, President and Chief Executive Officer of NQL Energy Services Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of NQL Energy Services Inc. (the "issuer") for the interim period ended September 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present, in all material respects, the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

November 14, 2005

/s/ Kevin Nugent
Kevin Nugent
President and Chief Executive Officer

NQL Energy Services Inc.
1507 – 4 Street, Nisku, Alberta, Canada T9E 7M9
Tel: (780) 955-8828 Fax: (780)955-3309
E-mail: investor.info@nql.com
Website: http://www.nql.com

November 15, 2005

The Ontario Securities Commission
The Alberta Securities Commission
The British Columbia Securities Commission
The Quebec Securities Commission
The Manitoba Securities Commission
The Nova Scotia Securities Commission

Dear Sirs:

Please accept this letter as written confirmation that the Company's third quarter report for the three months ended September 30, 2005 has been distributed to all parties listed on the supplemental mailing list. The date of mailing was November 15, 2005.

Sincerely,

"Signed"

Susan J. Foote
Corporate Secretary

NQL ENERGY SERVICES INC.
(the "Company")

REPORT PURSUANT TO SECTION 189.1.3
OF THE SECURITIES REGULATION (QUEBEC)

1. **Name and address of the offeree issuer:**

NQL Energy Services Inc.
1507 – 4th Street
Nisku, Alberta
T9E 7M9

2. **Name and address of the offeror:**

NQL Energy Services Inc.
1507 – 4th Street
Nisku, Alberta
T9E 7M9

3. **Designation of securities that are subject to the Bid:**

NQL Energy Services Inc. (the "*Company*") is making a Normal Course Issuer Bid (the "*Bid*") for its Class "A" common shares (the "*Shares*") through the facilities and in accordance with the rules and policies of the Toronto Stock Exchange (the "*Exchange*")

4. **Date of the Bid:**

The Bid will commence on November 2, 2005 and will terminate on November 1, 2006, unless terminated earlier by the Company.

5. **Maximum number of securities of the class subject to the Bid which are sought by the offeror:**

The Company intends to purchase for cancellation, up to but not more than 2,159,433 Shares, representing approximately 5% of the Company's total 43,188,662 Shares issued and outstanding as at October 24, 2005.

6. **Value, in Canadian dollars, of consideration offered per security:**

The price which the Company will pay for any Shares acquired by it will be the market price of the Shares at the time of acquisition.

7. **Fee payable in respect of the Bid:**

$850.00

Dated this 31st day of October, 2005.

NQL Energy Services Inc.

By: *"Darren Stevenson"*
Darren Stevenson
Corporate Controller

NQL Energy Services

Taking Technology Downhole


Q3

THIRD
QUARTER
REPORT

SEPTEMBER 30, 2005

CORPORATE PROFILE

NQL Energy Services Inc. is a Canadian based company that provides downhole tools, services and technology used primarily in drilling applications in the oil and gas, environmental and utility industries on a worldwide basis. The Company's shares trade on the Toronto Stock Exchange under the symbol "NQL".

NQL Energy Services Inc., through its subsidiaries ("NQL" or "The Company") offers a number of downhole tools and services, including directional and performance drilling motors, EM-MWD guidance systems, drilling jars, shock tools, reamers and various other complementary products. The Company's directional drilling motors, shock tools and drilling jars are marketed under the Black Max trademark and are recognized industry leaders on a worldwide basis. NQL's performance drilling motors and reamers are marketed under the Stabeco banner while NQL's advanced wireless EM-MWD guidance system is offered under the BlackStar trademark.

NQL operates over 100,000 square feet of world class manufacturing space from four locations that produce products for internal use and for third party customers. These facilities are capable of producing the vast majority of the mechanical components utilized in the Company's product lines providing NQL with significant flexibility in meeting the timing requirements and specialized needs of its customers.

The Company's operations in Canada are located in Nisku, Calgary and Grande Prairie, Alberta; and Estevan, Saskatchewan. Operations in the United States are located in Bakersfield, California; Casper, Wyoming; Corpus Christi, Texas; Interlochen (Traverse City), Michigan; Lafayette, Louisiana; Odessa, Texas; Oklahoma City, Oklahoma; Stafford (Houston), Texas and Vernal, Utah. Internationally the Company operates in Venezuela, Holland, Argentina, Bolivia, and The United Arab Emirates and has a product sales representative in Singapore.

DISCLOSURE REGARDING FORWARD - LOOKING STATEMENTS

Statements in this interim report relating to matters that are not historical facts are forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties which may cause the actual results, performances or achievements of NQL to be materially different from any future results implied by such forward-looking statements. Such factors include fluctuations in the market for oil and gas related products and services, demand for products and services in the drilling industry generally, political and economic conditions in countries in which NQL does business, the ability of NQL to attract and retain key personnel, technological change, the demand for services and products provided by NQL and other factors which are described in further detail in NQL's continuous disclosure filings, filed on sedar.com. NQL disclaims any intention or obligation to update or revise any forward-looking information as a result of new information or future events.

NON-GAAP MEASURES

In this quarterly report, we have included additional measures of earnings, such as "EBITDA" (earnings before interest, taxes, depreciation and amortization - which the Company defines as gross margin less general and administrative expenses), as we believe that this information will assist investors' understanding of the level of our core earnings and to assess our performance in 2005 compared to the prior year. We believe that conventional financial measures of performance prepared in accordance with Canadian generally accepted accounting principles ("GAAP") do not fully illustrate our core earnings. These non-GAAP performance measures, such as EBITDA, do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

FINANCIAL SUMMARY

FINANCIAL RESULTS (thousands of Canadian dollars, except share and per share data)	For the three months ended September 30,		For the nine months ended September 30,	
	2005	2004	2005	2004
Revenue	$ 24,820	$ 14,853	$ 67,390	$ 47,123
EBITDA*	$ 8,898	$ (1,255)	$ 22,561	$ 1,727
Income (loss) from continuing operations	$ 3,707	$ (2,646)	$ 9,616	$ (6,958)
Per share - basic and diluted	$ 0.09	$ (0.06)	$ 0.23	$ (0.16)
Net income (loss)	$ 3,707	$ (15,131)	$ 9,616	$ (38,026)
Per share - basic and diluted	$ 0.09	$ (0.36)	$ 0.23	$ (0.89)
Weighted average common shares outstanding - basic	42,386,747	42,615,844	42,095,595	42,614,251
Weighted average common shares outstanding - diluted	43,062,223	42,615,844	42,429,830	42,614,251

FINANCIAL POSITION (thousands of Canadian dollars, except share and ratio data)	September 30, 2005	December 31, 2004
Working capital	$ 39,972	$ 31,451
Working capital ratio	3.9:1	3.0:1
Total assets	$ 142,732	$ 123,036
Total debt (net of cash)	$ 6,046	$ 4,070
Shareholders' equity	$ 118,933	$ 105,705
Total common shares outstanding	43,188,662	41,893,744

FINANCIAL STATISTICS	For the three months ended September 30,		For the nine months ended September 30,	
	2005	2004	2005	2004
Gross margin as a percentage of revenue (%)	52	42	52	41
G & A as a percentage of revenue (%)	17	51	18	37
EBITDA* as a percentage of revenue (%)	36	(8)	33	4


$30,000
$20,000
$10,000
$0
Q3 2004
Q3 2005
Revenue
(Thousands of Canadian Dollars)


$10,000
$8,000
$6,000
$4,000
$2,000
$0
$-2,000
Q3 2004
Q3 2005
EBITDA*
(Thousands of Canadian Dollars)

* EBITDA ("earnings before interest, income taxes, depreciation and amortization" - which the Company calculates as gross margin less general and administrative expenses) is not a recognized measure under GAAP. Management believes that in addition to income (loss) from continuing operations and net income (loss), EBITDA is a useful supplemental measure of the Company's operating results. Investors should be cautioned that EBITDA should not be construed as an alternative to income (loss) from continuing operations or net income (loss) determined in accordance with GAAP as an indicator of NQL's performance. NQL's method of calculating EBITDA may differ from other companies and accordingly may not be comparable to measures used by other companies.

INTRODUCTION

The third quarter of 2005 marked a turning point for NQL as the Company shifted its focus to growth initiatives including expansion of our EM-MWD fleet and the acquisition of the operating assets and business of Calgary, Alberta-based Stabeco Industries Inc. ("Stabeco"). The Stabeco product line purchase was completed on September 1, 2005 and as such the earnings impact on the Company during the third quarter was minimal. Management expects Stabeco to be accretive to NQL in the fourth quarter of 2005 and substantially accretive in 2006 as the full potential of this acquisition is realized.

Financial results during the third quarter of 2005 continued to reflect the strong industry conditions in which NQL is operating and resulted in third quarter EBITDA and income from continuing operations of $8.9 million and $3.7 million, respectively. These results compare very favorably to negative EBITDA of $1.3 million and a loss from continuing operations of $2.6 million in the third quarter of 2004.

The Company exited the third quarter operating at virtually full capacity in most geographic locations and in response to this situation has increased manufacturing and servicing output to meet increasing demand. NQL is now running two shifts in its Nisku manufacturing facility and 24 hour operations in most of its North American service facilities.

MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited interim consolidated financial statements of the Company as at, and for the three and nine months ended September 30, 2005 and 2004, and should also be read in conjunction with the audited consolidated financial statements and MD&A for the year ended December 31, 2004. The consolidated interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). This MD&A is dated November 8, 2005. Additional information, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

Revenue

Three months

For the three months ended September 30, 2005, NQL recorded revenue of $24.8 million representing an increase of 67 percent over the $14.9 million recorded in 2004. The increase in revenue resulted from higher activity levels in both the US (primarily the US Gulf Coast, West Texas and Rocky Mountain regions) and Canadian markets. The improvement in year-over-year revenue in Canada resulted primarily from tool sales, third party manufacturing revenue and the Stabeco acquisition, which was effective September 1, 2005. In the US, the improvement resulted primarily from increased motor rentals and EM-MWD revenue. Internationally, the Company experienced year-over-year increases in revenue in the Middle East, Venezuela and the Far East, partially offset by reduced revenue in Europe and Argentina.

Geographically, revenue was broken down as $6.2 million (2004 - $2.8 million) in Canada, $13.5 million (2004 - $7.3 million) in the United States and $5.1 million (2004 - $4.8 million) from various international locations.

Nine months

Revenue for the nine months ended September 30, 2005 increased 43 percent to $67.4 million from $47.1 million in 2004 resulting from strong activity levels in the Company's U.S. and Canadian operations. U.S. operations benefited from a significant year-over-year increase in the Company's EM-MWD product line and strong motor revenue in the Gulf Coast, West Texas and Rocky Mountain regions. In Canada, the Company benefited from increased tool sales and rentals (primarily motors and hole openers), third party manufacturing revenue and revenue from the Stabeco acquisition. Internationally, revenue for the nine months ended September 30, 2005 improved on a year-over-year basis due to motor part sales into the Far East which did not occur in 2004.

Geographically, revenue was broken down as $17.0 million (2004 - $10.5 million) in Canada, $35.7 million (2004 - $23.0 million) in the United States and $14.7 million (2004 - $13.6 million) from various international locations.

Expenses and Margins

Three months and nine months

Gross margins for the third quarter of 2005 were 52 percent compared to 42 percent in the comparable period of 2004. On a year-to-date basis, gross margins were 52 percent compared to 41 percent in the prior year. The increases in gross margin resulted from a number of factors including: a) improved results in the Company's EM-MWD product line; b) cost rationalization efforts and general management improvements incorporated since the change in management in August 2004; c) price increases implemented in a limited number of product lines during the third quarter of 2005; and d) the impact of spreading the Company's fixed costs over a larger revenue base.

General and Administrative

Three months and nine months

General and administrative expenses for the third quarter declined from $7.5 million in 2004 ($17.6 million for nine months) to $4.1 million in 2005 ($12.3 million for nine months). Included in G&A expenses for the third quarter of 2004 were approximately $3.4 million in severance costs and other restructuring related items, which accounts for the significant year-over-year reduction. G&A expenses also benefited from management's efforts to reduce NQL's cost structure as evidenced by the reduction in general and administrative costs as a percentage of revenue in 2005 versus 2004 on a quarterly and year-to-date basis.

Amortization

Three months and nine months

Amortization expense increased for the three months ended September 30, 2005 to $2.9 million from $2.0 million for the same period last year. On a year-to-date basis, amortization expense increased to $7.7 million from $6.0 million in 2004. The majority of the increase relates to amortization expense for the EM-MWD product line and Bolivian operations. As the EM-MWD product line and Bolivian operations were classed as held for sale during the nine months ended September 30, 2004, no amortization expense was recorded on these assets in accordance with requirements under Canadian GAAP. As the Company terminated the sales process related to the EM-MWD product line and the Bolivian operations in late 2004, amortization of the respective assets commenced immediately thereafter. As a result, the 2005 figures include amortization on these assets whereas the comparable 2004 figures do not. In addition, effective October 1, 2004 the Company changed its estimates related to the useful life and residual values of certain downhole tools which resulted in increased amortization on these assets for the three and nine months ended September 30, 2005 with no corresponding impact for the three and nine months ended September 30, 2004. Amortization expense for the three and nine months ended September 30, 2005 also includes approximately $0.3 million in amortization resulting from the Stabeco acquisition, which also contributed to the year-over-year increase.

Interest

Three months and nine months

Interest expense for the third quarter of 2005 decreased significantly when compared to 2004 ($47,000 compared to $0.8 million). On a year-to-date basis, interest expense declined to $0.3 million from $2.4 million in 2004. These reductions are primarily the result of a significant reduction in debt levels on a year-over-year basis.

Stock-based compensation

Three months and nine months

For the three months ended September 30, 2005, the Company recorded compensation expense relating to stock options totaling $0.3 million ($0.6 million for nine months) compared to a recovery of $0.4 million (expense of $0.8 million for nine months) in the prior year. The stock based compensation recovery in the prior year related to a reversal of compensation expense recorded in prior periods resulting from the cancellation of stock options issued to former directors, officers and employees that had not vested.

Discontinued Operations

During the fourth quarter of 2003, management and the Board conducted an internal analysis of all aspects of the Company and concluded that certain operations were no longer central to the longer-term strategy of NQL. These operations included the Company's operations in Bolivia and its Ackerman International business (sold effective January 1, 2004). Throughout 2004, management carried out an active program to locate a buyer for its Bolivian operations. Although the Company received indications of interest from several parties, none decided to proceed with a transaction and as a result the Company terminated the sales process in late 2004. Accordingly, current and prior year's operating results, cash flows and balance sheets for the Bolivian operations have been returned to continuing operations.

In addition, during the first quarter of 2004, the Board of Directors initiated a process to evaluate strategic options for the Company. As a result, certain operations of the Company were marketed for sale and sold during 2004. The operations sold during 2004 included the Company's Fishing Division, Bits Division and its Mexican operations.

As a result, the operating results, cash flows and balance sheets of Ackerman International, the Fishing Division, the Bits Division and the Mexican operations for prior years are shown separately as discontinued operations. Further details regarding discontinued operations can be found in Note 3 to the interim consolidated financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS (continued)

Net income (loss) and income (loss) per share

Three months and nine months

Income from continuing operations and net income for the three months ended September 30, 2005 were $3.7 million ($0.09/share) compared to the corresponding 2004 loss from continuing operations and net loss of $2.6 million ($0.06/share) and $15.1 million ($0.36/share), respectively. On a year-to-date basis, income from continuing operations and net income for 2005 were $9.6 million ($0.23/share) compared to the corresponding 2004 loss from continuing operations and net loss of $7.0 million ($0.16/share) and $38.0 million ($0.89/share), respectively. The significant increase in revenue and margins, combined with reductions in interest expense resulted in the large year-over-year increase in income and income per share from continuing operations. Net income in 2005 also improved significantly as 2004 results included the impact of discontinued operations including costs associated with writing down the net assets of the Company's Bits and Fishing Divisions of $17.9 million and loss on sale of assets of $11.5 million.

Business Acquisition

On September 1, 2005, the Company acquired all of the operating assets and business of Calgary, Alberta-based Stabeco Industries Inc. for a total cost of $23.4 million, consisting of share consideration of 1,187,648 common shares of the Company with an accounting value of $5.7 million and cash of $17.7 million (including transaction costs of approximately $1.1 million). NQL satisfied the cash portion of the consideration with approximately $9.1 million of cash-on-hand and approximately $8.6 million of incremental drawings on its existing term debt facility. The Company may be required to pay additional consideration contingent on the achievement of certain revenue targets over a five-year period from the date of acquisition. No accrual has been recorded for this contingent consideration as the outcome of the contingency cannot be reasonably determined as at September 30, 2005.

Stabeco's business involves the design, manufacture, rent and sale of specialized oil & gas downhole drilling tools with a focus on performance drilling applications. Stabeco's primary product is its patent protected square motor. As a result of this patented design, Stabeco is able to provide its customers with a highly cost effective downhole motor capable of withstanding significant weight on bit without causing significant deviation from a straight trajectory. The combination of weight on bit and stabilization has been proven to significantly reduce drilling time while also offering Stabeco's customers a competitive cost solution relative to competing deviation control and performance drilling technologies. In addition to square motors, other specialty drilling tools provided by Stabeco include slant reamers, near bit reamers, integral blade stabilizers, tapered blade reamers, keyseat wipers, drilling jars, round motors and square drill collars.

The acquisition of Stabeco represents an important step for NQL in that it adds product lines that are complementary to the Company's existing business lines while opening up additional access for the Company to the performance drilling market. In addition, as most of Stabeco's revenue comes from Canada, NQL has the opportunity to bring additional value to its shareholders by distributing Stabeco's products through our world-wide distribution network.

Summary of Quarterly Results

(In thousands of Canadian dollars, except per share figures)(1)	3rd Q 2005	2nd Q 2005	1st Q 2005	4th Q 2004	3rd Q 2004	2nd Q 2004	1st Q 2004	4th Q 2003
REVENUE	$ 24,820	$ 20,696	$ 21,874	$ 17,614	$ 14,853	$ 16,216	$ 16,054	$ 14,293
INCOME (LOSS) FROM CONTINUING OPERATIONS	$ 3,707	$ 2,436	$ 3,473	$ 989	$ (2,646)	$ (3,059)	$ (1,255)	$ (9,694)
- PER SHARE – BASIC	$ 0.09	$ 0.06	$ 0.08	$ 0.02	$ (0.06)	$ (0.07)	$ (0.03)	$ (0.23)
- PER SHARE – DILUTED	$ 0.09	$ 0.06	$ 0.08	$ 0.02	$ (0.06)	$ (0.07)	$ (0.03)	$ (0.23)
NET INCOME (LOSS)	$ 3,707	$ 2,436	$ 3,473	$ 791	$ (15,131)	$ (21,949)	$ (946)	$ (11,411)
- PER SHARE – BASIC	$ 0.09	$ 0.06	$ 0.08	$ 0.02	$ (0.36)	$ (0.52)	$ (0.02)	$ (0.27)
- PER SHARE – DILUTED	$ 0.09	$ 0.06	$ 0.08	$ 0.02	$ (0.36)	$ (0.52)	$ (0.02)	$ (0.27)

(1) This financial data has been prepared in accordance with GAAP.

Capital Resources, Liquidity and Share Capital

On March 1, 2005, NQL's Credit Agreement with HSBC Bank Canada was amended to allow the Company to draw up to $10.0 million of long-term debt. In September 2005, the Company borrowed $8.6 million to fund the acquisition of the operating assets and business of Stabeco. This debt is payable in monthly principal payments of $143,000, matures on September 1, 2010, bears interest at prime plus 1.25% and is secured by a general security agreement providing a first charge on all assets of the Company and its Canadian and U.S. subsidiaries.

In addition, on March 1, 2005, the Company amended its operating line of credit with HSBC Bank Canada, reducing the facility from a maximum limit of $20.0 million to $13.0 million. At September 30, 2005, the Company had not drawn on this facility.

At September 30, 2005, the Company had total debt of $9.2 million compared with $5.5 million at December 31, 2004 with most of the increase attributable to drawings to finance the Stabeco acquisition.

In October and November 2005, the Company repaid $3.7 million of long term debt with available cash resources.

Other than changes to long-term debt, there have been no material changes to contractual obligations since December 31, 2004.

At September 30, 2005, the Company had positive working capital of $40.0 million compared to $31.5 million at December 31, 2004. The increase in working capital reflects the strong operating results NQL has experienced during the year.

At September 30, 2005, the Company was in compliance with all its financial debt covenants and management expects to be in compliance throughout the remainder of 2005.

At this time the Company has sufficient availability in its operating lines of credits to meet ongoing obligations.

At November 8, 2005, NQL had 43,188,662 Class A common shares outstanding, 1,977,500 stock options outstanding and no remaining warrants outstanding. This compares to 41,893,744 Class A common shares, 1,907,500 stock options and 102,126 warrants outstanding at December 31, 2004. The change in common shares outstanding from year-end primarily relates to the shares issued in conjunction with the Stabeco acquisition. Details regarding capital stock, stock options and warrants can be found in Note 5 to the interim consolidated financial statements.

New Accounting Standard

Effective January 1, 2005, the Company adopted Accounting Guideline AcG-15, Consolidation of Variable Interest Entities, which requires the consolidation of certain entities that are subject to control on a basis other than the ownership of voting interest. This Guideline provides guidance for determining when an enterprise includes the assets, liabilities and results of operations of a variable interest entity in its consolidated financial statements. The adoption of this Guideline had no effect on the Company's consolidated interim financial statements.

Outlook

Market prices for crude oil and natural gas, which drive drilling activity and demand for the products offered by NQL, continue to be very strong. Although commodity markets are inherently volatile, most experts believe that pricing will remain well above historical levels for the next 12-24 months and in any event at levels that continue to encourage very high levels of drilling activity on a global basis. NQL has responded to this situation by increasing capacity and throughput to capture the benefits of increased demand.

In addition to internal growth opportunities, NQL also intends to pursue external growth through acquisition. At this time the Company's balance sheet is very conservatively financed which will allow NQL the financial flexibility to pursue these initiatives.

Given the strength of recent operations and anticipated activity in the fourth quarter, the Company has revised its guidance upward for 2005 and estimates full year revenue of $95 million, EBITDA of $32 million to $34 million and net earnings per share of $0.32 per share to $0.34 per share.

NQL ENERGY SERVICES INC. – Consolidated Balance Sheets (unaudited)
(thousands of Canadian dollars)

	September 30, 2005	December 31, 2004
ASSETS		
CURRENT		
Cash	$ 3,136	$ 2,321
Accounts receivable	22,652	21,496
Income taxes recoverable	2,438	430
Inventory	20,829	19,715
Prepaid expenses	1,130	437
Future income taxes	3,771	3,050
	53,956	47,449
Other assets	89	140
Future income taxes	2,726	6,717
Capital assets	76,268	64,797
Intangible assets	6,247	1,189
Goodwill	3,446	2,744
	$ 142,732	$ 123,036
LIABILITIES		
CURRENT		
Bank indebtedness	$ —	$ 894
Accounts payable and accrued liabilities	11,433	9,793
Income taxes payable	686	384
Current portion of long-term debt (Note 4)	1,865	4,927
	13,984	15,998
Long-term debt (note 4)	7,317	570
Future income taxes	2,498	763
	23,799	17,331
SHAREHOLDERS' EQUITY		
Capital stock (Note 5)	184,161	178,284
Contributed surplus	6,449	5,862
Deficit	(53,503)	(63,119)
Cumulative translation adjustment (note 6)	(18,174)	(15,322)
	118,933	105,705
	$ 142,732	$ 123,036

NQL ENERGY SERVICES INC. – Consolidated Statements of Operations (unaudited)

(thousands of Canadian dollars, except share and per share data)

	For the three months ended September 30,		For the nine months ended September 30,	
	2005	2004 (restated – note 3)	2005	2004 (restated – note 3)
REVENUE	$ 24,820	$ 14,853	$ 67,390	$ 47,123
Direct expenses	11,824	8,604	32,484	27,817
Gross margin	12,996	6,249	34,906	19,306
EXPENSES				
General and administrative	4,098	7,504	12,345	17,579
Amortization	2,882	1,960	7,709	5,965
	6,980	9,464	20,054	23,544
Income (loss) from continuing operations before under noted	6,016	(3,215)	14,852	(4,238)
Interest expense	(47)	(841)	(298)	(2,357)
Stock-based compensation (expense) recovery (note 5)	(266)	422	(576)	(814)
Other income (expense)	144	(354)	138	(3,404)
Foreign exchange gain (loss)	112	(92)	23	(667)
Income (loss) from continuing operations before income taxes	5,959	(4,080)	14,139	(11,480)
Income tax (expense) recovery				
Current	664	155	458	259
Future	(2,916)	1,279	(4,981)	4,263
	(2,252)	1,434	(4,523)	4,522
Income (loss) from continuing operations	3,707	(2,646)	9,616	(6,958)
Loss from discontinued operations, net of income taxes (note 3)	—	(12,485)	—	(31,068)
Net income (loss)	$ 3,707	$ (15,131)	$ 9,616	$ (38,026)
INCOME (LOSS) PER COMMON SHARE (note 8)				
Income (loss) per common share from continuing operations Basic and diluted	$ 0.09	$ (0.06)	$ 0.23	$ (0.16)
Loss per common share from discontinued operations Basic and diluted	$ 0.00	$ (0.30)	$ 0.00	$ (0.73)
Income (loss) per common share - net Basic and diluted	$ 0.09	$ (0.36)	$ 0.23	$ (0.89)
Weighted-average number of common shares outstanding Basic	42,386,747	42,615,844	42,095,595	42,614,251
Weighted-average number of common shares outstanding Diluted	43,062,223	42,615,844	42,429,830	42,614,251

NQL ENERGY SERVICES INC. – Consolidated Statements of Deficit (unaudited)

(thousands of Canadian dollars)

	For the three months ended September 30,		For the nine months ended September 30,	
	2005	2004	2005	2004
Deficit, beginning of period	$ (57,210)	$ (48,779)	$ (63,119)	$ (25,884)
Net income (loss) for the period	3,707	(15,131)	9,616	(38,026)
Deficit, end of period	$ (53,503)	$ (63,910)	$ (53,503)	$ (63,910)

NQL ENERGY SERVICES INC. – Consolidated Statements of Cash Flows (unaudited)
(thousands of Canadian dollars)

	For the three months ended September 30,		For the nine months ended September 30,	
	2005	2004 (restated – note 3)	2005	2004 (restated – note 3)
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES				
OPERATING ACTIVITIES				
Income (loss) from continuing operations	$ 3,707	$ (2,646)	$ 9,616	$ (6,958)
Items not affecting cash				
Amortization	2,882	1,960	7,709	5,965
Amortization of deferred financing costs	—	368	65	434
Stock-based compensation expense (recovery)	266	(422)	576	814
Future income taxes	2,916	(1,279)	4,981	(4,263)
(Gain) loss on sale of capital assets	(392)	628	(520)	1,095
Other expenses	—	354	—	3,404
	9,379	(1,037)	22,427	491
Net change in operating working capital items	(577)	(2,897)	(4,693)	(4,769)
CASH PROVIDED BY (USED IN) CONTINUING OPERATIONS	8,802	(3,934)	17,734	(4,278)
CASH USED IN DISCONTINUED OPERATIONS	—	(3,594)	—	(3,210)
CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	8,802	(7,528)	17,734	(7,488)
FINANCING ACTIVITIES				
Bank indebtedness - net	—	(15,437)	(894)	(6,867)
Issuance of capital stock	6	—	223	45
Proceeds from long-term debt	8,644	27	8,730	34,917
Repayment of long-term debt	(225)	(24,990)	(5,101)	(62,327)
Cash provided by discontinued operations	—	2,921	—	43
CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	8,425	(37,479)	2,958	(34,189)
INVESTING ACTIVITIES				
Other assets	(13)	(381)	51	(121)
Proceeds from the sale of capital assets	1,671	3,265	4,642	5,191
Business acquisition (note 2)	(17,732)	—	(17,732)	—
Intangible assets	—	(22)	(26)	(503)
Purchase of capital assets	(3,656)	(5,167)	(6,812)	(8,867)
Cash provided by discontinued operations	—	45,933	—	45,562
CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES	(19,730)	43,628	(19,877)	41,262
Net (decrease) increase in cash and cash equivalents	(2,503)	(1,379)	815	(415)
Cash and cash equivalents, beginning of period	5,639	2,995	2,321	2,031
Cash and cash equivalents, end of period	$ 3,136	$1,616	$ 3,136	$ 1,616
SUPPLEMENTARY DISCLOSURE OF CASH FLOW INFORMATION				
Interest (received) paid	$ (24)	$ 243	$ 251	$ 1,949
Income taxes paid (received)	$ 205	$ (387)	$ 851	$ (1,009)

(thousands of Canadian dollars, except share and per share data)

1. BASIS OF PRESENTATION

These interim consolidated financial statements of NQL Energy Services Inc. ("the Company") have been prepared by management in accordance with Canadian generally accepted accounting principles. These interim consolidated financial statements follow the same accounting policies and methods as the December 31, 2004 consolidated financial statements. These interim consolidated financial statements should be read in conjunction with the Company's consolidated financial statements and related notes thereto for the year ended December 31, 2004.

Effective July 11, 2005, the Company changed its name from NQL Drilling Tools Inc. to NQL Energy Services Inc. In addition, the Company simplified its ticker symbol on the Toronto Stock Exchange from NQL.A to NQL.

2. BUSINESS ACQUISITION

On September 1, 2005, the Company acquired all of the operating assets and business of Calgary, Alberta-based Stabeco Industries Inc. (Stabeco). Stabeco's business involves the design, manufacture, rent and sale of specialized oil & gas downhole drilling tools with a focus on performance drilling applications. The acquisition was accounted for by the purchase method of accounting and includes results of operations from the date of acquisition. The total cost of the purchase was $23,397, consisting of share consideration of 1,187,648 common shares with a value of $5,665 and cash of $17,732. The value per share used to calculate the share consideration was $4.77. This price was the weighted average trading price per share for the period from two business days prior through to two business days after the announcement date. The fair value ascribed to the net assets acquired was as follows:

Inventory	$ 762
Capital assets	16,548
Intangible assets	5,385
Goodwill	702
Total assets acquired	$ 23,397
Purchase price	
Common shares	$ 5,665
Cash (including $1,132 of transaction costs)	17,732
	$ 23,397

The Company may be required to pay additional consideration contingent on the achievement of certain revenue targets over a five-year period from the date of acquisition. No accrual has been recorded for this contingent consideration as the outcome of the contingency cannot be reasonably determined as at September 30, 2005.

3. DISCONTINUED OPERATIONS

(a) On February 5, 2004, the Company sold substantially all of the assets and liabilities related to Ackerman International Corp. ("Ackerman") for total proceeds of U.S. $1,425. In accordance with CICA Handbook Section 3475, the Company determined that the net proceeds were less than the carrying value of the net assets sold as at December 31, 2003 and recorded a write-down of $2,502. As such, there was no gain or loss recorded on the sale in 2004. Prior year's operating results and cash flows for this business have been presented separately as discontinued operations in these interim consolidated financial statements.

(b) On July 31, 2004, the Company sold all of the assets and liabilities of its Fishing Division for proceeds of $22,863 (net of transaction costs of $1,452), of which U.S. $1,000 was held in escrow and included in accounts receivable at December 31, 2004 (these funds were released in full in February 2005). As a result of the discontinued operations treatment of the Fishing Division, prior year's operating results and cash flows have been restated and presented separately in the consolidated statements of operations and cash flow in these interim consolidated financial statements.

(thousands of Canadian dollars, except share and per share data)

3. DISCONTINUED OPERATIONS (continued)

(c) On August 27, 2004, the Company sold its Bits Division, through the sale of the outstanding shares of Diamond Products International, Inc. (DPI), for proceeds of $20,507 (net of transaction costs of $1,233), of which U.S. $3,000 was held in escrow to be released over a one year period based on the collection of certain foreign inventories and accounts receivable and the satisfaction of general indemnification provisions. At September 30, 2005, the Company had received U.S. $2,400 of the escrowed funds. As a result of the discontinued operations treatment of the Bits Division, prior year's operating results and cash flows have been restated and presented separately in the consolidated statements of operations and cash flow in these interim consolidated financial statements.

(d) On September 14, 2004, the Company discontinued the provision of casing services in Mexico and sold all of the related assets for proceeds of $976. As a result of the discontinued operations treatment of the Mexican operations, prior year's operating results and cash flows have been restated and presented separately in the consolidated statements of operations and cash flow in these interim consolidated financial statements.

(e) On December 19, 2003, a formal plan to dispose of the Company's Bolivian operations was approved by the Company's Board of Directors. Throughout 2004, management carried out an active program to sell this operation, which included engaging a third party business advisor to assist in the sales process. Throughout the process, the Company received several indications of interest from various parties in South America. However, none of these parties decided to proceed with a transaction. As a result, the Company terminated the sales process in late 2004. For reporting purposes, prior year's operating results, cash flows and balance sheets for this business have been returned to continuing operations in these interim consolidated financial statements.

For the three and nine months ended September 30, 2005, there were no operating results relating to discontinued operations. Results of discontinued operations for the three and nine months ended September 30, 2004 were as follows:

	For the three months ended September 30, 2004				
	Ackerman	Fishing	Bits	Mexico	Total
Revenue	$ —	$ 2,063	$ 2,585	$ 25	$ 4,673
Income (loss) from discontinued operations - net of income taxes	$ —	$ 393	$ (920)	$ (429)	$ (956)
(Loss) gain on sale (net of income taxes)	—	(3,233)	(8,826)	530	(11,529)
(Loss) income from discontinued operations	$ —	$ (2,840)	$ (9,746)	$ 101	$ (12,485)

	For the nine months ended September 30, 2004				
	Ackerman	Fishing	Bits	Mexico	Total
Revenue	$ —	$ 13,533	$ 13,392	$ 224	$ 27,149
Income (loss) from discontinued operations - net of income taxes	$ —	$ 1,531	$ (902)	$ (2,268)	$ (1,639)
(Loss) gain on sale (net of income taxes)	—	(3,233)	(8,826)	530	(11,529)
Write-down of discontinued operations to fair value, less cost to sell - net of income taxes	—	(1,200)	(16,700)	—	(17,900)
Loss from discontinued operations	$ —	$ (2,902)	$ (26,428)	$ (1,738)	$ (31,068)

4. LONG-TERM DEBT

On March 1, 2005, NQL's Credit Agreement with HSBC Bank Canada was amended to allow the Company to draw up to $10,000 of long-term debt. In September 2005, the Company borrowed $8,600 to fund the acquisition of the operating assets and business of Stabeco (Note 2). This debt is payable in monthly principal payments of $143, matures on September 1, 2010, bears interest at prime plus 1.25% and is secured by a general security agreement providing a first charge on all assets of the Company and its Canadian and U.S. subsidiaries.

In October and November 2005, the Company repaid $3,713 of long term debt with available cash resources.

(thousands of Canadian dollars, except share and per share data)

5. CAPITAL STOCK

Changes in the Company's common shares and warrants outstanding for the three and nine months ended September 30, 2005 are as follows:

	For the three months ended September 30, 2005		For the nine months ended September 30, 2005	
	Number	Amount	Number	Amount
Issued				
Common shares				
Class A common shares				
Balance at beginning of period	41,999,014	$ 178,486	41,893,744	$ 177,667
Stock options exercised:				
- cash consideration	2,000	6	22,000	28
- reclassification from contributed surplus	—	4	—	16
Warrants exercised:				
- cash consideration	—	—	85,270	195
- reclassification	—	—	—	590
Issued pursuant to acquisition (Note 2)	1,187,648	5,665	1,187,648	5,665
Balance at September 30, 2005	43,188,662	184,161	43,188,662	184,161
Warrants				
Balance at beginning of period	6,000	—	102,126	617
Exercised	—	—	(85,270)	(590)
Expired	(3,000)	—	(13,856)	(27)
Balance at September 30, 2005	3,000	—	3,000	—
		$ 184,161		$ 184,161

In October 2005, the remaining warrants outstanding expired.

Changes in the Company's stock options outstanding for the three and nine months ended September 30, 2005 are as follows:

	For the three months ended September 30, 2005		For the nine months ended September 30, 2005	
	Number	Weighted Average Exercise price	Number	Weighted Average Exercise price
Options				
Outstanding at beginning of period	1,755,000	$ 2.54	1,907,500	$ 2.83
Issued	254,500	3.43	474,500	3.35
Cancelled	—	—	(352,500)	4.66
Exercised	(2,000)	3.22	(22,000)	1.29
Outstanding at September 30, 2005	2,007,500	$ 2.65	2,007,500	$ 2.65

(thousands of Canadian dollars, except share and per share data)

5. CAPITAL STOCK (continued)

Stock-based compensation

Effective January 1, 2004, the Company adopted the revisions to CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments". The revised section 3870 requires that the fair value of common share purchase options is calculated at the date of grant and that value is recorded in the financial statements over the vesting period of those options. For the three and nine months ended September 30, 2005, the Company recorded compensation expense relating to stock options totaling $266 (2004 – stock option recovery of $422) and $576 (2004 - $814), respectively, with an offsetting increase to contributed surplus.

The fair value of each option grant by the Company was estimated using the Black-Scholes option-pricing model assuming no dividends are paid on common shares, a risk-free interest rate of 3.73% (2004 – 3.83%), an average life of five years, and a volatility of 64.36% (2004 – 57.39%). The amounts computed, according to the Black-Scholes pricing model, may not be indicative of the actual values realized upon the exercise of these options by the holders.

Normal Course Issuer Bid

In November 2005, the Company received regulatory approval from the Toronto Stock Exchange to purchase up to 2,159,433 of its outstanding Class A common shares through a normal course issuer bid. The bid commenced November 2, 2005 and will terminate on November 1, 2006.

6. CUMULATIVE TRANSLATION ADJUSTMENT

The cumulative translation adjustment represents the net unrealized foreign currency translation loss on the Company's net investment in self-sustaining foreign operations.

Balance at December 31, 2004	$	15,322
Unrealized gain for the period on translation of net investment		2,927
Realized loss for the period on translation of net investment		(75)
Balance at September 30, 2005	$	18,174

The change in cumulative translation adjustment is primarily related to the change in the rate of exchange between the Canadian dollar and the U.S. dollar, and the effect this change has on the assets and liabilities of the Company's self-sustaining foreign subsidiaries. The U.S. dollar exchange rate at September 30, 2005 was 1.1713 (December 31, 2004 – 1.2048).

7. GUARANTEES

The Company has agreements in place to indemnify its Directors and Officers for certain events or occurrences while the Director or Officer is or was serving at the Company's request in such capacity. The maximum potential amount of future payments is unlimited. However, the Company has Director and Officer Liability insurance coverage that enables the Company to recover a portion of any future amounts paid.

In the normal course of operations, the Company may provide indemnification to counterparties that would require the Company to compensate them for costs incurred as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary based upon contract. Management does not expect the potential amount of these counterparty payments to have a material effect on the Company's financial position or operating results.

In conjunction with the sale of the Bits divisions, the Company agreed to standard indemnification provisions, resulting in a portion of the proceeds being placed in escrow for a period of one year. Management is not aware of any material issues that would impact the recoverability of this amount other than as provided for in these consolidated financial statements.

(thousands of Canadian dollars, except share and per share data)

8. INCOME PER COMMON SHARE

In calculating diluted income per common share under the treasury stock method, the numerator remains unchanged from the basic income per common share calculation, as the assumed exercise of the Company's stock options and share purchase warrants does not result in an adjustment to income. The reconciliation of the denominator in calculating diluted income per common share is as follows:

	For the three months ended September 30,	
	2005	2004
Weighted average number of common shares outstanding - basic income per common share	42,386,747	42,615,844
Effect of dilutive securities	675,476	—
Weighted average number of common shares outstanding - diluted income per common share	43,062,223	42,615,844

	For the nine months ended September 30,	
	2005	2004
Weighted average number of common shares outstanding - basic income per common share	42,095,595	42,614,251
Effect of dilutive securities	334,235	—
Weighted average number of common shares outstanding - diluted income per common share	42,429,830	42,614,251

For the three and nine months ended September 30, 2004, the effect of all dilutive securities was anti-dilutive.

9. SEGMENTED INFORMATION

The Company operates in the following geographical segments. Revenue is attributed to these geographical segments based on the country from which the product or service originates.

	For the three months ended September 30,		For the nine months ended September 30,	
	2005	2004 (restated - note 3)	2005	2004 (restated - note 3)
Revenue				
Canada	$ 6,243	$ 2,767	$ 16,957	$ 10,485
United States	13,460	7,311	35,712	22,983
International	5,117	4,775	14,721	13,655
	$ 24,820	$ 14,853	$ 67,390	$ 47,123
Capital assets				
Canada	$ 35,991	$ 23,372	$ 35,991	$ 23,372
United States	28,895	30,027	28,895	30,027
International	11,382	13,237	11,382	13,237
	$ 76,268	$ 66,636	$ 76,268	$ 66,636

10. SEASONALITY OF OPERATIONS

A significant percentage of the Company's operations are carried on in Canada. The ability to move heavy equipment in the Canadian oil and natural gas fields is dependent on weather conditions. As warm weather returns in the spring, the winter's frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have thoroughly dried out. The duration of this "spring breakup" has a direct impact on the Company's activity levels. In addition, many exploration and production areas in northern Canada are accessible only in winter months when the ground is frozen hard enough to support equipment. The timing of freeze up and spring breakup affects the ability to move equipment in and out of these areas. As a result, late March through early June is traditionally the Company's slowest time.

NQL ENERGY SERVICES INC. – Corporate Information

HEAD OFFICE

NQL Energy Services Inc.
1507 – 4th Street
Nisku, Alberta, Canada
T9E 7M9
Telephone: (780) 955-8828
Facsimile: (780) 955-3309
Website: www.nql.com

DIRECTORS

J. Patrick Shouldice – Chairman (2)
Calgary, Alberta

Thomas R. Bates, Jr. (1)
Houston, Texas

John G. Clarkson (2)
Calgary, Alberta

William J Myers (1)
Carbondale, Colorado

Kevin L. Nugent
Calgary, Alberta

Ryan G. Prodan (1) (2)
Calgary, Alberta

(1) member of the audit and corporate governance committee
(2) member of the compensation committee

OFFICERS

Kevin L. Nugent
President and Chief Executive Officer

Callin C. (Joe) Kerr
Senior Vice President Operations

Darren B. Stevenson
Corporate Controller

Susan J. Foote
Corporate Secretary

BANKER

HSBC Bank Canada
Calgary, Alberta

LEGAL COUNSEL

Miles Davison LLP
Calgary, Alberta

AUDITORS

Deloitte & Touche LLP
Edmonton, Alberta

REGISTRAR AND TRANSFER AGENT

CIBC Mellon Trust Company
Suite 600, 333 – 7th Avenue S.W.
Calgary, Alberta T2P 2Z1
Telephone: (780) 232-2400
Facsimile: (780) 264-2100
For Change of Address / Lost Share Certificates / General Inquiries, please notify by mail, telephone or fax

INVESTOR RELATIONS CONTACT

Susan J. Foote
Corporate Secretary
Telephone: (780) 955-8828
Facsimile: (780) 955-3309
E-mail: sue.foote@nql.com

Financial reports and additional information can be downloaded from the Investor Relations menu under www.nql.com

NQL ENERGY SERVICES INC. – Location Information

CANADA

Nisku (Edmonton), Alberta
780-955-8828

Calgary, Alberta
403-266-3700

Calgary, Alberta (Stabeco)
403-291-3084

Estevan, Saskatchewan
306-634-8828

Grande Prairie, Alberta
780-532-8115

UNITED STATES

Bakersfield, California
661-327-0226

Casper, Wyoming
307-237-9163

Corpus Christi, Texas
361-387-9100

Interlochen (Traverse City), Michigan
231-357-3377

Lafayette, Louisiana
337-856-1060

Odessa, Texas
432-580-5346

Oklahoma City, Oklahoma
405-688-5000

Parkersburg, West Virginia
304-482-6706

Stafford (Houston), Texas
281-568-1336

Vernal, Utah
435-828-8130

For complete address and contact information see NQL's website at www.nql.com

INTERNATIONAL

Argentina
Neuquen
54-299-448-2808

Bolivia
Santa Cruz
5913-352-4107

The Netherlands
Akersloot
31-72-53-53-53-5

United Arab Emirates
Dubai
9714-347-7719

Venezuela
Ciudad Ojeda
58-265-631-0511
Anaco
58-282-425-5478
Barinas
58-273-533-0808

NQL Energy Services

THIRD QUARTER REPORT
SEPTEMBER 30, 2005